

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Mark Suponitsky
Chief Executive Officer
Synergy Strips Corp.
2105 Burton Branch Road
Algood, TN 38506

> **Re: Synergy Strips Corp.**
> **Form 8-K**
> **Filed May 7, 2014**
> **File No. 000-55098**

Dear Mr. Suponitsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed on May 7, 2014

Change in Accountant

1. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same auditor audited the pre-merger financial statements of both the registrant and the operating company. The successor auditor is presumed to be the one who will audit the post-merger financial statements. We note that Synergy Strips Corp. and Oro Capital Corp. had separate auditors. Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant